

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2023

Mario Yau Kwan Ho
Co-Chief Executive Officer
NIP Group Inc.
Rosenlundsgatan 31
11 863 Stockholm, Sweden

> **Re: NIP Group Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted August 9, 2023**
> **CIK No. 0001966233**

Dear Mario Yau Kwan Ho:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1

Cover Page

1. Please state that to the extent cash or assets in your business is in the PRC or Hong Kong or a PRC or Hong Kong entity, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in, or the imposition of restrictions and limitations on, the ability of you or your subsidiaries by the PRC government to transfer cash or assets.

Prospectus Summary, page 1

2.   We note your response to comment 1. Please revise your disclosure to clarify the nature of your "collaborations with a number of digital collection platforms," including whether you have any written agreements, and the status of "[y]our proprietary IPs." Discuss the costs associated with any digital collection platform agreements and IP development, the timeframe in which you anticipate offering these products and/or services and the basis of your conclusions. Alternatively, to the extent you have not entered into such agreements or received intellectual property protections, revise your disclosure to clarify that these statements are aspirational and that you have not established such agreements and IP rights and that you do not know if or when you ever will.

3.   Revise your disclosure under "Permissions Required from the PRC Authorities for Our Operations and Securities Offering" to state, if true, that other than the filing process required by the CSRC pursuant to the Trial Measures, you have obtained all requisite permissions and approvals to conduct your offering and list overseas, and you have not been denied any such permissions or approvals.

Our Corporate Structure, page 5

4.   We note the series of restructuring transactions in June 2023 to terminate the historical contractual arrangements with the former VIE, which has now become a wholly owned subsidiary. Please tell us how you accounted for this restructuring and the basis for your treatment.

Risk Factors, page 20

5.   Please revise the risk factor "We are subject to risks relating to the Restructuring" to discuss the risks in question.

Unaudited Pro Forma Condensed Combined Statement of Comprehensive Profit or Loss, page 74

6.   We note per your response to prior comment 6 that the purchase price adjustments will be reflected in the unaudited consolidated financial statements as of and for the six months ended June 30, 2023. Please note that the pro forma financial statements should reflect pro forma adjustments pursuant to Rule 11-02 of Regulation S-X. Additionally, please note that the pro forma financial statement periods presented should comply with Rule 11-02(c) of Regulation S-X and only include a pro forma balance sheet as of the most recent period, unless the transaction is already reflected in such balance sheet, and pro forma statements of operations for only the most recent fiscal year, and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 81

7.   We note your response to comment 7 and reissue. In an appropriate place in your Management's Discussion and Analysis, please discuss any known trends that may be impacting the downward trend in your gross profit from fiscal year ended 2020 to 2021 with a view to understanding how and whether such trends may impact your ability to be profitable in the future.

General

8.   We note you have elected to revise your disclosure on the cover page and in the Summary and Risk Factor sections relating to the legal and operational risks associated with operating in China and PRC regulations. We further note the absence of any revised or updated regulatory disclosure that might explain the need for the aforementioned revisions. We are concerned that the revised disclosures mitigate the challenges you face. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, any of which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") as defined in Securities Act Rule 405 means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same degree of risk and uncertainty. Please restore your disclosures in these areas to the disclosures as they existed in the draft registration statement you submitted on June 5, 2023.

You may contact Amy Geddes at (202) 551-3304 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at (202) 551-6022 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Steve Lin